Wefunder Revenue Share

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not achieve thes example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in column H to see how the r

Please enter inputs in the orange cells	
Company name	CoCo Noir Wine
Total target loan amount	$1,070,000
Multiple for investors	2.00
% of revenues	4%
Early Bird terms?	Yes
Early Bird loan amount	$50,000
Early Bird multiple for investors	2.50
Year of disbursal	2021
Quarter of disbursal	Q4
Grace period quarters	1
Quarter repaid	Q3, 2033
Years to repay	12.00
Non Early Bird loan amount	$1,020,000
Non Early Bird repayment amount	$2,040,000
Early Bird loan amount	$50,000
Early Bird repayment amount	$125,000
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$1,070,000
Total repayment amount	$2,165,000

Quarter	Year	Possible revenue	Loan repayments
Q4, 2021	2021	$301,500	$0
Q1, 2022	2022	$316,575	$12,663
Q2, 2022	2022	$332,404	$13,296
Q3, 2022	2022	$349,024	$13,961
Q4, 2022	2022	$366,475	$14,659
Q1, 2023	2023	$384,799	$15,392
Q2, 2023	2023	$404,039	$16,162
Q3, 2023	2023	$424,241	$16,970
Q4, 2023	2023	$445,453	$17,818
Q1, 2024	2024	$467,725	$18,709
Q2, 2024	2024	$491,112	$19,644
Q3, 2024	2024	$515,667	$20,627
Q4, 2024	2024	$541,451	$21,658
Q1, 2025	2025	$568,523	$22,741
Q2, 2025	2025	$596,949	$23,878
Q3, 2025	2025	$626,797	$25,072
Q4, 2025	2025	$658,137	$26,325
Q1, 2026	2026	$691,044	$27,642
Q2, 2026	2026	$725,596	$29,024
Q3, 2026	2026	$761,875	$30,475
Q4, 2026	2026	$799,969	$31,999
Q1, 2027	2027	$839,968	$33,599
Q2, 2027	2027	$881,966	$35,279
Q3, 2027	2027	$926,064	$37,043
Q4, 2027	2027	$972,368	$38,895
Q1, 2028	2028	$1,020,986	$40,839
Q2, 2028	2028	$1,072,035	$42,881
Q3, 2028	2028	$1,125,637	$45,025
Q4, 2028	2028	$1,181,919	$47,277

Q1, 2029	2029	**$1,241,015**	$49,641
Q2, 2029	2029	**$1,303,066**	$52,123
Q3, 2029	2029	**$1,368,219**	$54,729
Q4, 2029	2029	**$1,436,630**	$57,465
Q1, 2030	2030	**$1,508,461**	$60,338
Q2, 2030	2030	**$1,583,884**	$63,355
Q3, 2030	2030	**$1,663,079**	$66,523
Q4, 2030	2030	**$1,746,233**	$69,849
Q1, 2031	2031	**$1,833,544**	$73,342
Q2, 2031	2031	**$1,925,221**	$77,009
Q3, 2031	2031	**$2,021,482**	$80,859
Q4, 2031	2031	**$2,122,557**	$84,902
Q1, 2032	2032	**$2,228,684**	$89,147
Q2, 2032	2032	**$2,340,119**	$93,605
Q3, 2032	2032	**$2,457,125**	$98,285
Q4, 2032	2032	**$2,579,981**	$103,199
Q1, 2033	2033	**$2,708,980**	$108,359
Q2, 2033	2033	**$2,844,429**	$113,777
Q3, 2033	2033	**$2,986,650**	$119,466



se revenue numbers for a number of reasons (for
epayment schedule would be affected.

Cumulative repayments	Outstanding loan amount
$0	$2,165,000
$12,663	$2,152,337
$25,959	$2,139,041
$39,920	$2,125,080
$54,579	$2,110,421
$69,971	$2,095,029
$86,133	$2,078,867
$103,102	$2,061,898
$120,920	$2,044,080
$139,629	$2,025,371
$159,274	$2,005,726
$179,901	$1,985,099
$201,559	$1,963,441
$224,300	$1,940,700
$248,177	$1,916,823
$273,249	$1,891,751
$299,575	$1,865,425
$327,217	$1,837,783
$356,240	$1,808,760
$386,715	$1,778,285
$418,714	$1,746,286
$452,313	$1,712,687
$487,592	$1,677,408
$524,634	$1,640,366
$563,529	$1,601,471
$604,368	$1,560,632
$647,250	$1,517,750
$692,275	$1,472,725
$739,552	$1,425,448

Year	Revenue	Loan repayments	Cumulative repayments
2021	$301,500	$0	$0
2022	$1,364,478	$54,579	$54,579
2023	$1,658,531	$66,341	$120,920
2024	$2,015,955	$80,638	$201,559
2025	$2,450,406	$98,016	$299,575
2026	$2,978,484	$119,139	$418,714
2027	$3,620,366	$144,815	$563,529
2028	$4,400,577	$176,023	$739,552
2029	$5,348,929	$213,957	$953,509
2030	$6,501,657	$260,066	$1,213,575
2031	$7,902,805	$316,112	$1,529,688
2032	$9,605,908	$384,236	$1,913,924
2033	$11,676,042	$467,042	$2,165,000

$789,193	$1,375,807
$841,315	$1,323,685
$896,044	$1,268,956
$953,509	$1,211,491
$1,013,848	$1,151,152
$1,077,203	$1,087,797
$1,143,726	$1,021,274
$1,213,575	$951,425
$1,286,917	$878,083
$1,363,926	$801,074
$1,444,785	$720,215
$1,529,688	$635,312
$1,618,835	$546,165
$1,712,440	$452,560
$1,810,725	$354,275
$1,913,924	$251,076
$2,022,283	$142,717
$2,136,060	$28,940
$2,165,000	$0

Outstanding loan amount
$2,165,000
$2,110,421
$2,044,080
$1,963,441
$1,865,425
$1,746,286
$1,601,471
$1,425,448
$1,211,491
$951,425
$635,312
$251,076
$0